EXHIBIT 3

                           TEXT OF AMENDMENT TO BYLAWS


Section 1.01 Annual Meeting. An annual meeting of the stockholders for the election of Directors and the transaction of any other business within the powers of the Corporation shall be held during the month of June in each year, on a date and at the time and place set by the Board of Directors.